UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004.

Commission File Number:  0-29928

PACIFIC NORTH WEST CAPITAL CORP.

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Pacific North West Capital Corp.__

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____August 18, 2004______________

Date

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

July 22, 2004

Item 3: Press Release

A Press release dated and issued July 22, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. is please to report a undated and upgraded mineral estimate for its River Valle PGM Property.

Item 5: Full Description of Material Change

See attached News Release dated July 22, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___July 22, 2004_______________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

UPGRADED MINERAL RESOURCE ESTIMATE FOR RIVER VALLEY

PLATINUM GROUP METAL PROPERTY

  Resources Upgraded to Measured

  New resource delineated at Varley

  $ 3 million budget approved by Anglo Platinum

  15,000 metre drill program planned

  Mineralization extends along 9km strike length

  Spectrem Survey delineates new targets

Vancouver, BC: Pacific North West Capital Corp. (PFN: TSX, PAWEF: OTC BB) is pleased to report a Updated and Upgraded Mineral Estimate for its River Valley PGM Property, Sudbury, Ontario. River Valley is a Joint Venture between Anglo American Platinum Corporation Limited and PFN. Anglo Platinum may earn up to a 65% interest in River Valley by funding the project through to production.

The Revised Mineral Resource Estimate was completed by independent consultants Derry, Michener, Booth & Wahl Consultants Ltd. (DMBW) to NI 43-101 compliant standards. The estimate utilizes data from the drilling completed to April 30th, 2004, which includes five previous phases of diamond drilling totaling 212 holes (40,912 metres) as well as 111 (26,756 m) of the 208 holes ( 44,142.5 m) completed from the Phase 6 program. Phases 1 to 5 and the early Phase 6 drilling focused primarily on the Dana Lake and the Lismer's Ridge Areas.  Subsequent holes in the Phase 6 program tested several new targets delineated from surface work along the intrusive contact in the central and south-eastern parts of the property; however, only drilling in the Varley Area was of sufficient detail to enable an initial inferred resource to be estimated. The Phase 6 surface program carried out in conjunction with the drill program has confirmed numerous other PGM enriched areas within the prospective breccia unit along its 9km strike length.

The Company is extremely pleased with the significant advances made on the River Valley Property. The results of the Phase 6 drilling have enabled a large percentage of the current resources to be upgraded to the Measured or Indicated category. The previous mineral resource estimate by DMBW did not include any resources in the Measured Category. The updated Mineral Resource Estimate utilizes a cut-off grade of 0.7 gt/ (Pd + Pt). The estimate makes no allowance for the respective precious metal prices, or recoveries. All resources are in situ.

MEASURED AND INDICATED CATEGORIES (Dana and Lismer's Ridge)

25.4 Million Tonnes	Palladium (0.98g/t)	Platinum (0.34g/t)	Gold (0.06g/t)
Contained Ounces	798,300 oz	273,200 oz	49,700 oz

INFERRED CATEGORY (Dana, Lismer's Ridge and Varley)

3.6 Million Tonnes	Palladium (0.76g/t)	Platinum (0.28g/t)	Gold (0.05g/t)
Contained Ounces	88,900 oz	32,500 oz	5,700 oz

  (Detailed breakdown is found on page 2)

Continued to Page 2

NEWS RELEASE                                                                                                    July 22nd, 2004 Page 2/4

DANA NORTH AND DANA SOUTH DEPOSITS

  A total of 108 drill holes have been drilled in Dana North over a strike length of 850 metres and to maximum  depth of 400 metres. The mineralization shows excellent continuity along strike and to depth.

  Dana South lies 600 metres south east of Dana North. It has been tested by 89 drill holes over a strike length of approximately 375 metres and to maximum depth of approximately 400 metres.

MEASURED CATEGORY

Mineral Zone	Tonnes	Au g/t	Pt g/t	Pd g/t	PGE g/t	3E g/t	Cu %	Ni %	Contained Ounces (000's)
									Au	Pt	Pd	3E
Dana North	2,623,000	0.080	0.428	1.327	1.755	1.835	0.12	0.02	6.8	36.1	111.9	154.8
Dana South	1,496,000	0.100	0.625	2.122	2.747	2.847	0.16	0.03	4.8	30.1	102.0	136.9
Dana Lake	4,119,000	0.088	0.499	1.616	2.115	2.203	0.13	0.02	11.6	66.1	214.0	291.8

 INDICATED CATEGORY

Mineral Zone	Tonnes	Au g/t	Pt g/t	Pd g/t	PGE g/t	3E g/t	Cu %	Ni %	Contained Ounces (000's)
									Au	Pt	Pd	3E
Dana North	5,881,000	0.054	0.278	0.777	1.055	1.109	0.09	0.02	10.2	52.6	146.9	209.6
Dana South	3,516,000	0.071	0.380	1.229	1.609	1.680	0.11	0.02	8.0	42.9	138.9	189.9
Dana Lake	9,397,000	0.060	0.316	0.946	1.262	1.322	0.10	0.02	18.1	95.5	285.8	399.5

INFERRED CATEGORY

Mineral Zone	Tonnes	Au g/t	Pt g/t	Pd g/t	PGE g/t	3E g/t	Cu %	Ni %	Contained Ounces (000's
									Au	Pt	Pd	3E
Dana North	41,000	0.035	0.209	0.559	0.769	0.803	0.07	0.02	0.0	0.3	0.7	1.1
Dana South	552,000	0.047	0.229	0.648	0.876	0.923	0.08	0.02	0.8	4.1	11.5	16.4
Dana Lake	592,000	0.046	0.227	0.642	0.869	0.915	0.08	0.02	0.9	4.3	12.2	17.4

Average Grade - Dana Lake

  Measured Category  2.20 g/t 3E (Pt+Pd+ Au)

  Indicated Category  1.32 g/t 3E (Pt+Pd+ Au)

  Inferred Category   0.92 g/t 3E (Pt+Pd+ Au)

Continued to page 3

NEWS RELEASE                                                                                                                                            July 22nd, 2004 Page 3/4

 LISMER'S RIDGE DEPOSIT

  The Lismer's Ridge deposit is located 3 km southeast of Dana Lake and is in a comparable geological setting along the margin of the mafic intrusion. It has been tested by a total of 126 drill holes over a strike length of 1500 metres and to maximum  depth of 300 metres. Virtually all mineralization in Dana Lake and Lismer's Ridge lies within the favourable Breccia Unit. The continuity of the mineralization along strike is excellent.

MEASURED CATEGORY

Mineral Zone	Tonnes	Au g/t	Pt g/t	Pd g/t	PGE g/t	3E g/t	Cu %	Ni %	Contained Ounces (000's)
									Au	Pt	Pd	3E
Lismer's Ridge	4,411,000	0.062	0.357	0.982	1.339	1.401	0.10	0.02	8.8	50.6	139.2	198.6

INDICATED CATEGORY

Mineral Zone	Tonnes	Au g/t	Pt g/t	Pd g/t	PGE g/t	3E g/t	Cu %	Ni %	Contained Ounces (000's)
									Au	Pt	Pd	3E
Lismers Ridge	7,439,000	0.046	0.255	0.667	0.922	0.968	0.08	0.02	11.1	61.0	159.4	231.5

INFERRED CATEGORY

Mineral Zone	Tonnes	Au g/t	Pt g/t	Pd g/t	PGE g/t	3E g/t	Cu %	Ni %	Contained Ounces (000's)
									Au	Pt	Pd	3E
Lismers Ridge	303,000	0.039	0.219	0.529	0.748	0.788	0.08	0.02	0.4	2.1	5.1	7.7

Average Grade

  Measured Category  1.40 g/t 3E (Pt+Pd+ Au)

  Indicated Category   0.97 g/t 3E (Pt+Pd+ Au)

  Inferred Category    0.79 g/t 3E (Pt+Pd+ Au)

VARLEY DEPOSIT

  The Varley deposit lies 2km southeast of the Lismer's Ridge deposit. Mineralization is in a comparable geological setting to that of Dana Lake and Lismer's Ridge. A total of 32 core holes were completed at Varley (5,180 metres).  The zone extends for approximately 300 metres along strike and is known to extend to depths of at least 150 metres. A consistent higher-grade section is located towards its southern end.

INFERRED CATEGORY

Mineral Zone	Tonnes 000's	Au g/t	Pt g/t	Pd g/t	PGE g/t	3E g/t	Cu %	Ni %	Contained Ounces (000's
									Au	Pt	Pd	3E
Varley	2,741,000	0.051	0.295	0.812	1.107	1.158	0.07	0.02	4.5	26.0	71.5	102.0

Average Grade - Varley

  Inferred Category    1.16 g/t  3E (Pt+Pd+ Au)

Continued to page 4

NEWS RELEASE                                                                                                    July 22nd, 2004 Page 4/4

Anglo Platinum recently approved funding of the current $ 3 million Phase 7 Program (May 15th- December 31st, 2004). The program will enable more than 15,000 metres of additional drilling to be completed as well as a major surface exploration program and aeromagnetic survey. The program will continue to focus on expanding the known resources and will endeavour to delineate additional resources along the intrusive contact south of Varley including the Azen and Razor Areas.. Razor lies along the intrusive contact approximately 4km south of Varley. Several geophysical targets have also been identified on the property as a result of the Spectrem Airborne geophysical survey flown last fall, and surface work and mapping will be carried out to further assess these new targets. Very recently several interesting sulphide showings, some containing chalcopyrite, have been found higher in the intrusive stratigraphy and are currently being evaluated The Qualified Person for this Release is Peter Dasler, P.Geo, VP Business Development, Pacific North West Capital Corp.

Methodology Employed as summarized by DMBW.

"Outlines of the host breccia unit and mineralization shells, based on a 500 ppb Au +Pt + Pd (3E) cut-off, were prepared manually and imported into SURPAC for creation of a 3 dimensional solid model. Computer block models were then created for each area and grades were independently interpolated for Au, Pt, and Pd using ordinary kriging. Grades for Ni and Cu were interpolated using the ID 3 method. Categories were assigned conforming to CIMM definitions. Models were also created of post-mineral dykes in the mineralized area and any blocks falling within these dykes were excluded from the mineral resource. A new inferred resource was estimated for the recently discovered Varley deposit located southeast of Lismer's Ridge. The model was constrained by a lower-grade shell roughly based on a 200 ppb 3E cut-off. Block grades were estimated using the ID3 method".

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

July 26, 2004

Item 3: Press Release

A Press release dated and issued July 26, 2004 in Vancouver, BC to the Toronto Stock Exchange and through various other approved public media.

Item 4: Summary of Material Change

Pacific North West Capital Corp. is please to announce that a 30 day mapping and sampling program commenced on the Lac Manitou PGM Project this week.

Item 5: Full Description of Material Change

See attached News Release dated July 26, 2004.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

___July 27, 2004_______________

Date

"Taryn Downing"

_____________________________

Signature of authorized signatory

__Taryn Downing______________

Print name of signatory

__Corporate Secretary___________

Official capacity

EXPLORATION COMMENCES ON LAC MANITOU PGM PROPERTY, QUEBEC

Vancouver, BC  - Pacific North West Capital Corp. (PFN: TSX, OTC BB PAWEF) is pleased to announce that a

30 day (~$150,000) mapping and sampling program commenced on the Lac Manitou PGM Project this week. The Lac Manitou property is situated approximately 120 km northeast of Sept-lles in Quebec's Cote-Nord district. The Property is an excellent unexplored exploration target for Ni-Cu-PGE mineralization.

The property overlies part of the border zone of the anorthositic Havre-Saint-Pierre Complex. Although numerous Ni-Cu-PGE (Nickel-Copper-Platinum Group Elements) showings occur and are associated with the border zone, with one sample assaying 1.69% Ni, 4.66% Cu and 4.1 g/t Pt+Pd+Au, there has to date been limited prior exploration carried out on the Property. PFN's program will focus on mapping the border zone and identifying areas for additional follow up work.

The Havre-Saint-Pierre Complex represents an excellent exploration target, with its striking similarities to the River Valley Intrusion where PFN is currently exploring with Joint Venture Partner Anglo American Platinum Corporation Limited. Similarities between the intrusions include lithology, mineralization style, internal structure, and their occurrence within the Grenville Province.

Terms for PFN to earn a 100% interest in Lac Manitou

PFN is required to make cash payments of $80,000, issue 85,000 shares and incur exploration expenditures of $600,000 over three years in order to earn a 100% interest in the property subject to a 2.5% NSR. PFN may purchase 1% of the NSR for $750,000 and an additional 0.5% for $500,000. The foregoing is subject to regulatory approval.  The Qualified Person for the News Release is Peter Dasler, P Geo, VP Business Development, Pacific North West Capital Corp.

About Pacific North West Capital

Pacific North West Capital Corp. (TSX.PFN, OTCBB: PAWEF) is an exploration company focused on the discovery of platinum group metals in North America. PFN is currently exploring the River Valley Project (joint ventured with Anglo American Platinum Corporation Limited "Anglo Platinum", the world's largest primary producer of platinum) and the Agnew Lake Project, currently under option to Anglo Platinum.  Anglo Platinum has committed over $15.8 million to the River Valley Project to date and may earn a 65% interest by funding it through to production.  In Alaska, PFN has a Joint Venture Agreement with Lonmin Plc, the world's third largest primary platinum group metal producer. Exploration by the Joint Venture in 2003 confirmed that Union Bay has potential to host significant accumulations of PGE mineralization. The Budget for the 2004 Union Bay Project is US $1.2 Million and will be 100% funded by Lonmin Plc. PFN is the Operator of all three projects